VIA EDGAR SUBMISSION

September 21, 2017

Mr. Lyn Shenk
Branch Chief
Office of Transportation and Leisure
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Wingstop Inc.
Form 10-K for the fiscal year ended December 31, 2016
Filed March 3, 2017
File No. 001-37425

Dear Mr. Shenk:

We have set forth below our response to the comments of the Securities and Exchange Commission staff (the “Staff”) in the letter from the Staff dated September 15, 2017, concerning the Form 10-K filed March 3, 2017 (File No. 001-37425) by Wingstop Inc. (the “Company”).

For ease of reference in this letter, your comments appear in italics directly above the Company’s responses.

Form 10-K for Fiscal Year-Ended December 31, 2016

General

1.
We note that you have an incentive compensation plan. We were unable to locate the disclosures required by Item 201(d) of Regulation S-K. In future Exchange Act periodic reports, please include tabular equity compensation plan information, or advise. Refer to Item 201(d) of Regulation S-K.

Response:

We acknowledge the Staff’s comment and hereby confirm that we will include the disclosure required by Item 201(d) of Regulation S-K in future filings in which such disclosure is required.

Selected Historical Consolidate Financial and Other Data
Selected Other Data, page 40

2.	Please present in the table with equal or greater prominence the comparable GAAP measure to the non-GAAP measure “adjusted EBITDA margin.” Refer to Item 10(e)(1)(i)(A) of Regulation S-K for guidance.

Response:

We acknowledge the Staff’s comment and hereby confirm that, to the extent that we provide similar disclosures in our Form 10-K for fiscal year ended December 30, 2017, we will include comparable GAAP measures (net income margin) with equal or greater prominence.

Results of Operations
Year ended December 31, 2016 compared to year ended December 26, 2015
Company-owned restaurant sales, page 47

3.
We note that revenue increased partially as a result of same store sales growth. We further note the disclosed significant increase in commodity prices and the disclosure on page 55 that increased costs have been mitigated by increasing menu prices. Please revise your disclosure to include the impact to same store sales growth as a result of changes in pricing and changes in volume. Refer to Item 303(a)(3)(iii) of Regulation S-K for guidance.

Response:

The disclosure on page 55 is not a part of the Management Discussion & Analysis, but rather it is a more generic comment concerning qualitative and quantitative market risks. At page 55, we note that “we have mitigated increased costs by increasing menu prices and may continue to do so if deemed necessary in future years.” For fiscal 2016, we do not believe that price increases were a material driver of same store sales growth in our company-owned restaurants. However, in order to enhance disclosure regarding same store sales, in future filings we will provide additional disclosure of the primary factors that contributed to a shift in same store sales in our company-owned restaurants, including potential factors such as changes in menu price, transaction count changes or other material factors as applicable. Below we provide an example of how we will enhance the disclosure in future filings (changes noted in bold):

Company-owned restaurant sales. Company-owned restaurant sales were $34.3 million in fiscal year 2016, an increase of $3.0 million, or 9.6%, compared to $31.3 million in the prior fiscal year. The increase is the result of company-owned domestic same store sales growth of 5.4%, resulting primarily from an increase in transaction counts, the addition of two company-owned restaurants during 2016, and approximately $0.6 million of additional revenue from the 53rd week.

* * * * *

If you have any questions or require additional information, please do not hesitate to call me at (972) 686-6500.

Very truly yours,

/s/ Michael J. Skipworth
Michael J. Skipworth
Chief Financial Officer

cc:	Theresa Brillant, Securities and Exchange Commission
Doug Jones, Securities and Exchange Commission
Darryl R. Marsch, Wingstop Inc.
Keith M. Townsend, King & Spalding LLP